Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T: +813 6765 8100 F: +813 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

November 8, 2007

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law Attached you will find the English translation version.
   (a) Notice of Dissolution and Liquidation of a Subsidiary (October 31, 2007)
   (b) Highlights of 2007 Q3 (October 26, 2007)
   (c) Consolidated Quarterly Financial Results Release For the Nine Month Ended September 31, 2007 (October 26, 2007)

2. Requirements of Japanese Law. (in Japanese)
   Semiannual Securities Report dated June 30, 2007. (September 26, 2007)

3. Enclosed herewith please find the copy of the following press releases in English:
   (a) J:COM West established as Japan's largest cable television company (October 26, 2007)
   (b) J:COM to launch Channel Ginga (October 26, 2007)
   (c) Notice on Change of Trade Name of a Subsidiary (October 26, 2007)
   (d) J:COM takes managing stake in Kyoto Cable Communications (October 25, 2007)
   (e) Jupiter Telecommunications Announces September 2007 Subscriber Figures (October 17, 2007)
   (f) Jupiter Entertainment and Jupiter VOD Announce Merger (October 3, 2007)
   (g) J:COM and Dentsu Announce *Joint* Development of New Advertising Media and Techniques (September 14, 2007)

dw 11/15

(h) Jupiter Telecommunications Announces August 2007 Subscriber Figures (September 13, 2007)
(i) J:COM Merges with Jupiter TV (August 28, 2007)
(j) HBO, the Most Successful Premium Television Network in the US, Enters Japanese Market through J:COM On Demand Service (August 24, 2007)

4. Following press releases are only in Japanese:
   (a) J:COM to launch Benesse Channel through J:COM On Demand Service (October 31, 2007)
   (b) The upward revisions on full-year forecast for 2007 (October 26, 2007)
   (c) e2 by SKY PerfecTV! to launch Movie Plus and LaLa TV in high-definition (October 26, 2007)
   (d) J:COM Announces Personnel Changes (October 1, 2007)
   (e) J:COM to Begin Super High-Speed Internet Service, with Downstream speeds up to 160 Mbps, from October in Kanto Area. (September 27, 2007)
   (f) J:COM has decided the service contents of Bulletin of Emergency Earthquake, by their own system (September 26, 2007)
   (g) J:COM to introduce the portal service "Intrerac TV" (September 25, 2007)
   (h) J:COM to launch Act on TV (September 20, 2007)
   (i) Correction of Consolidated Semi-annual Financial Results Release (September 19, 2007)
   (j) J:COM to launch "J:COM Channel" in digital terrestrial to all systems, on October 1st (September 6, 2007)
   (k) Reports for the fund-raise in "J:COM On Demand" for a major earthquake in Niigata Prefecture (September 6, 2007)
   (l) J:COM to renewal J:COM On Demand Service (September 4, 2007)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8158, fax: +81-3-6765-8091).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
General Manager
Corporate Communications Division, IR Dept.

October 31, 2007

Gentlemen,

Company Name: Jupiter Telecommunications Co., Ltd.
(JASDAQ Code: 4817)
Representative Director/President:Tomoyuki Moriizumi
For inquiries: Koji Kobayashi, GM, IR Dept.
Phone:03-6765-8157

Notice of Dissolution and Liquidation of a Subsidiary

In our board of directors meeting held on October 31, 2007, we resolved to dissolve and to liquidate a subsidiary corporation as follows:

1. Summary of Company

(1)	Name:	Reality TV Japan Co., Ltd.
(2)	Location:	4-3-1 Toranomon, Minato-ku, Tokyo
(3)	Capitalization:	145 million Yen
(4)	Representative:	Representative Director : Chris Wronski Representative Director : Mark Luiz
(5)	JCOM Ownership:	50%

2. Summary of Events Leading to Dissolution and Liquidation

Reality TV Japan Co., Ltd. was incorporated in January 2005 in order to exclusively provide, for the first time, Reality TV programming in Japan, and in February of the same year, commenced broadcasting Reality TV programming. We determined that further growth would be difficult, and resolved to dissolve and liquidate the company. We merged in September of this year with the largest content provider in Japan, Jupiter TV Co., Ltd., and are pursuing the strategy of producing, compiling and broadcasting high-quality, appealing content. As a result of this dissolution and liquidation, we intend to efficiently reallocate our management resources to accelerate the implementation of this strategy, as well as to expand our content business and to assist in the revitalization of the cable television industry as a whole.

3. Schedule

April 2008(scheduled) Resolution to dissolve at said company
June 2008 (scheduled) Completion of liquidation

4. Impact on Business Results

The dissolution will have minimal impact on our consolidated results

Highlights of 2007 Q3 (1/2)

October 26, 2007
Jupiter Telecommunications Co., Ltd.

Unit: Yen in 100 million (rounding in 10 million yen)

P/L	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	Change Amount	Change %	Forecasts for the year ending Dec. 31, 2007	Progress (%)	Explanation of changes
Revenue:							
Subscription fee	1,709	1,416	293	21%			Subscription fee breakdown: Cable TV 916(+182, or +25%), HS Internet 494(+72, or +17%), Telephony 299(+39, or +15%). Effect of acquisitions (+163)
Other	235	163	72	44%			Effect of acquisitions (+33)
Total	1,944	1,579	365	23%	2,645	73%	Effect of acquisitions (+196)
Operating costs and expenses:							
Operating & programming costs	776	643	133	21%			In line with increase in subscribers, with increases in network and maintenance, labor and other related costs and construction. Effect of acquisitions (+69)
Selling, general & administrative	382	316	66	21%			Increase due to effect of acquisitions (+51), and higher labor and employee related costs.
Depreciation & amortization	472	372	100	27%			Increase in fixed assets related to the installation of services to new customers. Effect of acquisitions (+66)
Operating income	314	248	66	27%	405	77%	
Other income (expense):							
Interest expense, net	32	25	7	27%			Primarily, due to additional borrowings related to the acquisition of CW.
Other income, net	4	5	(1)	(19%)			
Income before tax, equity, minority	286	227	59	26%			
Equity in earnings of affiliates	2	2	(0)	(20%)			
Minority interest in net income	15	9	6	66%			
Income before income taxes	272	220	52	24%	350	78%	
Income taxes	93	84	9	11%			
Net income	180	137	43	31%	225	80%	

OCF *1	787	623	165	26%
Margin	40.5%	39.4%	1.1%	

*1: OCF (Operating Cash Flow) : Revenue less Operating & programming costs less Selling, general & administrative expenses (exclusive of stock compensation, depreciation, and amortization)

Assets and Liabilities	As of Sep. 30, 2007	As of Dec. 31, 2006	Change
Total Assets	6,741	6,259	482
Equity	3,316	2,773	543
Equity capital ratio to total assets	49%	44%	5%
Debt (including capital lease obligations)	2,233	2,421	(188)
Net Debt	1,964	2,216	(252)
D/E Ratio (Net)	0.59	0.80	(0.21)

Capital Expenditure	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	Change Amount	Change %
Capital expenditures	313	345	(32)	(9%)
Capital lease expenditure	142	83	58	70%
Total	455	428	26	6%

Cash Flows	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	Explanation
Cash provided by operating activities	731	525	OCF(787)
Cash used in investing activities	(353)	(970)	Capital expenditure(313)
Free Cash Flow	276	97	(Cash provided by operating activities 731) - (Capital expenditure incl. Capital Lease 455)
Cash used in financing activities	(314)	191	Principal payment of long-term debt (224) and capital lease (117)
Increase/(decrease) in cash	64	(254)	

(Note) Amount and percentages are calculated based on financial statements in Change column.

(Cautionary note regarding future-related information)
The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

J:COM

Highlights of 2007 Q3 (2/2)

October 26, 2007

J:COM Group	As of Sep. 30, '07	As of Dec. 31, '06	Change		Explanation of changes
Consolidated subsidiaries					
CATV company	20	23	(3)	(a)	Merger of Kobe Ashiya with Cable TV Kobe(-1), and Kanto with Setamachi and Chofu.(-2)
Others	12	4	8		Acquisition of Jupiter Visual Communications.(+1) In line with merger with Jupiter TV, Jupiter Entertainment, Jupiter Golf Network, Jupiter VOD, Reality TV Japan, JSBC2, Jupiter Sports and J Sports LLC were consolidated.(+7)
Total	32	27	5	(1)	
Equity-method affiliates					
CATV company	2	2	0	(b)	
Others	8	3	5		In line with merger with Jupiter TV, Discovery Japan, Animal Planet Japan, J SPORTS Broadcasting, AXN Japan, Jupiter Satellite and Intrac TV were included. (+6) Jupiter VOD became subsidiaries.(-1)
Total	10	5	5	(2)	
Group total (1)+(2)	42	32	10		
CATV company Total (a) + (b)	22	25	(3)		

Consolidated systems (A+B)*6 / **A. Consolidated systems (excluding Cable West)** / **B. CW Group *6**

Operational Data	(A+B) As of Sep. 30, '07	(A+B) As of Sep. 30, '06	(A+B) Change	A. As of Sep. 30, '07	A. As of Sep. 30, '06	A. Change	B. As of Sep. 30, '07
RGUs							
CATV	2,159,700	1,778,000	381,700	1,843,200	1,778,000	65,200	316,500
of which digital service	1,365,400	842,800	522,600	1,153,700	842,800	310,900	211,700
HS Internet access	1,182,000	953,100	228,900	1,041,800	953,100	88,700	140,200
Telephony	1,259,900	1,052,600	207,300	1,203,600	1,052,600	151,000	56,300
Total	4,601,600	3,783,700	817,900	4,088,600	3,783,700	304,900	513,000
Customers connected	2,615,300	2,141,400	473,900	2,263,600	2,141,400	122,200	351,700
Homes passed	9,365,700	7,644,600	1,721,100	7,967,400	7,644,600	322,800	1,398,300
Average number of RGUs per customer	1.76	1.77	(0.01)	1.81	1.77	0.04	1.46
Rate of customers taking 3 services	24.2%	24.1%	0.1%	26.2%	24.1%	2.1%	11.2%
ARPU *2 (Average revenue per customer per month)	¥7,668 *3	¥7,756 *4	(¥88)	¥7,931 *3	¥7,756 *4	¥175	¥5,972 *3
Monthly churn rate *5							
CATV	1.1%	1.1%	0.0%	1.0%	1.1%	(0.1%)	1.3%
HS Internet access	1.3%	1.4%	(0.1%)	1.3%	1.4%	(0.1%)	1.5%
Telephony	0.8%	0.8%	0.0%	0.8%	0.8%	0.0%	0.6%

【Reference】

Total of managed systems *6

Operational Data	As of Sep. 30, '07	As of Sep. 30, '06	Change
RGUs			
CATV	2,246,200	1,864,700	381,500
of which digital service	1,414,300	878,300	536,000
HS Internet access	1,224,400	992,600	231,800
Telephony	1,316,700	1,104,300	212,400
Total	4,787,300	3,961,600	825,700
Customers connected	2,727,500	2,250,000	477,500
Homes passed	9,900,300	8,171,100	1,729,200
Average number of RGUs per customer	1.76	1.76	0.00
Rate of customers taking 3 services	23.9%	23.7%	0.2%
ARPU *2 (Average revenue per customer per month)	¥7,655 *3	¥7,725 *4	(¥70)
Monthly churn rate *5			
CATV	1.1%	1.1%	0.0%
HS Internet access	1.3%	1.4%	(0.1%)
Telephony	0.8%	0.8%	0.0%

*2: ARPU per customer connected is calculated as follows: average total revenue of our consolidated franchises (excluding installation, poor reception, and other revenues) for the period, divided by the weighted-average number of connected customers during the period.

*3: Monthly average for January - September, 2007

*4: Monthly average for January - September, 2006

*5: Churn Rate = monthly number of disconnects from a service / the monthly weighted average number of subscribers /12

*6: CW consists of 6 managed systems and an MSO. Telephony service is offered as "Cable Plus Phone." Numbers for homes passed are preliminary and subject to adjustments until we have completed our review of such information.

(Translation from Japanese disclosure to JASDAQ)

October 26, 2007

[U.S. GAAP]

Consolidated Quarterly Financial Results Release

For the Nine Months Ended September 30, 2007

Jupiter Telecommunications Co., Ltd. (Consolidated)

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:
Koji Kobayashi, IR Department Phone: +81-3-6765-8157 E-Mail: KobayashiKo@jupiter.jcom.co.jp

1. Consolidated operating results (From January 1, 2007 to September 30, 2007)

(1) Consolidated financial results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income		Income before income taxes	
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%
Nine months ended September 30, 2007	194,403	23.1	31,384	26.8	27,245	23.7
Nine months ended September 30, 2006	157,902	18.4	24,760	39.9	22,016	61.2
Year ended December 31, 2006	221,915	21.2	31,582	29.0	27,503	64.2

	Net income		Net income per share	Net income per share (diluted)
	(Millions of yen)	%	(Yen)	(Yen)
Nine months ended September 30, 2007	17,953	31.4	2,779.25	2,769.12
Nine months ended September 30, 2006	13,658	(2.2)	2,145.60	2,143.73
Year ended December 31, 2006	24,481	26.6	3,844.83	3,838.33

(Notes) 1. The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes.
2. Equity in earnings of affiliates;
For the nine month ended September 30, 2007: 151 million yen For the nine month ended September 30, 2006: 190 million yen

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity capital ratio to total assets	Shareholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(Yen)
September 30, 2007	674,128	331,578	49.2	47,883.89
September 30, 2006	595,904	265,411	44.5	41,677.56
December 31, 2006	625,948	277,296	44.3	43,445.59

(Notes) Number of outstanding shares at end of term (consolidated):
As of September 30, 2007: 6,924,626 shares As of December 31, 2006: 6,382,611 shares

(3) Consolidated cash flow statement

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
Nine months ended September 30, 2007	73,103	(35,284)	(31,391)	26,914
Nine months ended September 30, 2006	52,502	(96,966)	19,084	9,903
Year ended December 31, 2006	80,003	(121,601)	26,801	20,486

1. Qualitative information regarding consolidated business results

In the third quarter of the fiscal year ending December 31, 2007, Jupiter Telecommunications Co., Ltd's consolidated group (the J:COM Group) steadily implemented its "Volume plus Value" growth strategy. On September 1, 2007, Jupiter TV Co., Ltd. (JTV), Japan's largest multi-channel operator in Japan, was merged with J:COM Group. With the merger, the J:COM Group is positioned to provide a full range of services from content creation and supply of programs in the multi-channel market, to program distribution for customers.

As part of its volume strategy, the J:COM Group focused its efforts on gaining new customers through the sales of bulk contracts for multiple dwelling units, a popular service that is a source of stable income for the J:COM Group. The sales push was centered on the marketing activities of approximately 2,000 direct sales representatives covering all parts of Japan.

As part of its value strategy, the J:COM Group sought to increase the average monthly revenue per unit (ARPU) by increasing the number of services offered per subscribing households (bundle ratio) and improving the value of existing services it already offers.

In the area of cable television services, the J:COM Group focused on gaining new subscribers to digital services, and promoting a shift from analog to digital services among existing subscribers. As a result, the cable television digital migration rate (the percentage of CATV subscribing households who have digital CATV service) as of September 30, 2007 was 63%, an increase from 47% as of September 30, 2006.

In the area of high-speed Internet access services, the J:COM Group introduced in September 2007 the J:COM NET Ultra 160 Mbps super high-speed Internet service for single and small-scale multiple dwelling units within 12 systems of the Kansai region.

Furthermore, in order to generate and develop new business opportunities, the J:COM Group established Media Business Department in March 2007 and took steps to strengthen its advertising media business. As one element in this effort, in July 2007, the J:COM Group acquired an 80% interest in Recruit Visual Communications Co., Ltd., a wholly-owned subsidiary of Recruit Co., Ltd. The new subsidiary was renamed Jupiter Visual Communications, Co., Ltd. In September 2007, Dentsu Inc. acquired a 10% equity stake in Jupiter Visual Communications Co., Ltd., a move which paves the way for the two companies to work on the joint development of new advertising media and advertising methods.

As a result of the aforementioned measures, subscribing households (the number of households that subscribe to one or more services) of consolidated system operators increased by 473,900 (or 22%) from September 30, 2006, to 2,615,300 households as of September 30, 2007. By type of service, cable television subscribers increased by 381,700 households (or 21%) from September 30, 2006 to 2,159,700 households as of September 30, 2007. The number of high-speed Internet access and telephony services subscribers increased year over year by 228,900 (or 24%) and 207,300 (or 20%) respectively. This brought high-speed Internet access subscribers to 1,182,000 and telephony service subscribers to 1,259,900 households as of September 30, 2007. The bundle ratio decreased from 1.77 as of September 30, 2006 to 1.76 as of September 30, 2007. However, the ratio excluding the Cable West Group improved to 1.81 as of September 30, 2007. Also ARPU decreased from ¥7,756 for the nine months ended September 30, 2006 to ¥7,668 for the nine months ended September 30, 2007. However, excluding the Cable West Group, APRU increased to ¥7,931 as of September 30, 2007.

Interest expense, net increased by ¥680 million, or 27%, from ¥2,489 million for the nine months ended September 30, 2006 to ¥3,169 million for the nine months ended September 30, 2007. The increase is primarily due to ¥52 billion of additional borrowings related to the acquisition of Cable West in September 2006.

Income before income taxes increased by ¥5,229 million, or 24%, from ¥22,016 million for the nine months ended September 30, 2006 to ¥27,245 million for the nine months ended September 30, 2007 for the reasons above.

Net income increased by ¥4,295 million, or 31%, from ¥13,658 million for the nine months ended September 30, 2006 to ¥17,953 million for the nine months ended September 30, 2007 for the reasons set forth above.

2. Financial position

Asset, Liability and Stockholders' equity

Total assets increased by ¥48,180, million, from ¥625,948 million as of December 31, 2006 to ¥674,128 million as of September 30, 2007. The increase is primarily due to the merger with JTV.

Total liabilities decreased by ¥6,983 million, from ¥344,602 million as of December 31, 2006 to ¥337,619 million as of September 30, 2007. The decrease is primarily due to a decrease in long-term debt.

Stockholders' equity increased by ¥54,282 million, from ¥277,296 million as of December, 2006 to ¥331,578 million as of September 30, 2007. The increase is primarily due to the merger with JTV.

Cash flows

For the nine months ended September 30, 2007, our cash and cash equivalents increased by ¥6,428 million, from ¥20,486 million to ¥26,914 million, primarily as a result of cash provided by operating activities, offset by cash used for capital expenditures, payment of long-term debt and capital lease obligations.

Cash Provided by Operating Activities. Net cash provided by operating activities was ¥73,103 million for the nine months ended September 30, 2007, compared to ¥52,502 million for the nine months ended September 30, 2006, or an increase of ¥20,601 million. The increase was primarily the result of ¥16,460 million increase in revenue less selling, general and administrative and operating expenses (exclusive of stock compensation, depreciation, amortization).

Cash Used in Investing Activities. Net cash used in investing activities was ¥35,284 million for the nine months ended September 30, 2007, compared to ¥96,966 million for the nine months ended September 30, 2006, or an decrease of ¥61,682 million, primarily due to ¥57,256 million decrease in acquisitions of new subsidiaries or merger, net of cash acquired.

Cash Used in Financing Activities. Net cash used in financing activities was ¥31,391 million for the nine months ended September 30, 2007, compared to net cash provided by financing activities of ¥19,084 million for the nine months ended September 30, 2006. The net cash used in financing activities for the nine months ended September 30, 2007 consisted of ¥22,404 million net payments of short term loans and long-term debt and ¥11,724 million of principle payments under capital lease obligations, offset by ¥2,757 million in proceeds from the issuance of common stock.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(YEN IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Account	Nine months ended September 30, 2007	Nine months ended September 30, 2006	Change		Year ended Dec. 31, 2006
	Amount	Amount	Amount	(%)	Amount
Revenue:					
Subscription fees	170,946	141,617	29,329	20.7	196,515
Other	23,457	16,285	7,172	44.0	25,400
	194,403	157,902	36,501	23.1	221,915
Operating costs and expenses					
Operating and programming costs	(77,613)	(64,297)	(13,316)	(20.7)	(92,297)
Selling, general and administrative	(38,166)	(31,603)	(6,563)	(20.8)	(43,992)
Depreciation and amortization	(47,240)	(37,242)	(9,998)	(26.8)	(54,044)
	(163,019)	(133,142)	(29,877)	(22.4)	(190,333)
Operating income	31,384	24,760	6,624	26.8	31,582
Other income (expenses) :					
Interest expense, net:					
Related parties	(986)	(805)	(181)	(22.6)	(1,109)
Other	(2,183)	(1,684)	(499)	(29.6)	(2,413)
Other income, net	367	452	(85)	(18.8)	253
Income before income taxes and other items	28,582	22,723	5,859	25.8	28,313
Equity in earnings of affiliates	151	190	(39)	(20.4)	371
Minority interest in net income of consolidated subsidiaries	(1,488)	(897)	(591)	(65.9)	(1,181)
Income before income taxes	27,245	22,016	5,229	23.7	27,503
Income tax expense	(9,292)	(8,358)	(934)	(11.2)	(3,022)
Net income	17,953	13,658	4,295	31.4	24,481
Per Share data					
Net income per share – basic	2,779.25	2,145.60	633.65	29.5	3,844.83
Net income per share – diluted	2,769.12	2,143.73	625.39	29.2	3,838.33
Weighted average number of ordinary shares outstanding – basic	6,459,657	6,365,428	94,229	1.5	6,367,220
Weighted average number of ordinary shares outstanding – diluted	6,483,291	6,371,001	112,290	1.8	6,378,001

(Note) Percentages are calculated based on amounts before rounded in Change column.

(YEN IN MILLIONS)

Account	September 30, 2007	December 31, 2006	Change
	Amount	Amount	Amount
Current liabilities:			
Short-term loans	1,990	2,000	(10)
Long-term debt–current portion	19,520	16,158	3,362
Capital lease obligations–current portion			
Related parties	12,114	10,893	1,221
Other	1,996	1,988	8
Accounts payable	21,300	26,166	(4,866)
Income taxes payable	4,847	3,411	1,436
Deposit from related parties	3,376	—	3,376
Deferred revenue - current	5,756	4,862	894
Accrued expenses and other liabilities	10,316	5,424	4,892
Total current liabilities	81,215	70,902	10,313
Long-term debt, less current portion	147,989	173,455	(25,466)
Capital lease obligations, less current portion:			
Related parties	34,313	30,595	3,718
Other	5,366	6,986	(1,620)
Deferred revenue	54,375	55,044	(669)
Redeemable preferred stock of consolidated subsidiary	500	500	—
Deferred tax liability – non current	8,206	4,604	3,602
Other liabilities	5,655	2,516	3,139
Total liabilities	337,619	344,602	(6,983)
Minority interests	4,931	4,050	881
Shareholders' equity:			
Ordinary shares no par value	116,625	115,232	1,393
Additional paid-in capital	231,371	196,335	35,036
Accumulated deficit	(16,118)	(34,071)	17,953
Accumulated other comprehensive income	(300)	(200)	(100)
Treasury stock	(0)	(0)	—
Total shareholders' equity	331,578	277,296	54,282
Total liabilities and shareholders' equity	674,128	625,948	48,180

(Note) The Company presented "Deferred tax liabilities–non current" separately from "Other Liabilities" for all periods presented

Segment Information

(1) Operating segments

The J:COM Group has determined it has one reportable segment "Broadband services". Therefore, information on operating segments is omitted in this section.

(2) Segment information by region

Because the J:COM Group does not have any overseas subsidiaries or branches, this section is not applicable.

J:COM

October 26, 2007
FOR IMMEDIATE RELEASE

J:COM WEST ESTABLISHED AS JAPAN'S LARGEST CABLE TELEVISION COMPANY

Merger of J:COM Kansai, Cable West, and Hokusetsu Cable Net Strengthens Regional Strategy

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan, announced today that it will merge its consolidated subsidiary companies. The alliance of J:COM Kansai Co., Ltd., Cable West, Inc., and Hokusetsu Cable Net Co., Ltd., on January 1, 2008, will increase group competitiveness and promote management efficiency. The merger will also create Japan's largest cable television service provider, with total subscribers of over 840,000, centered around the Osaka, Hyogo, and Wakayama prefecture areas. The newly formed entity, J:COM West Co., Ltd. (J:COM West), will strengthen J:COM's reputation as a cable system operator in the Kansai region and enable future business expansion. The details of the merger are outlined below.

1. Merger Outline

(1) Merger Date:	January 1st, 2008
(2) Merger Method:	J:COM Kansai Co., Ltd. to be the remaining entity Company name will be changed at the time of the merger
(3) Merger Company Outline	
Name:	J:COM West Co., Ltd.
Business Operations:	Cable television service Telephony services Internet connection services
Location:	2-3-12 Tanimachi, Chuo-ku, Osaka City, Osaka

2. Merger Objective

To support its strategic objective for continuous growth, the company plans to improve group management efficiency and agility and further strengthen J:COM groups' competitiveness through the merger of its consolidated subsidiaries. The merger of the three subsidiaries' neighboring service areas into a unified entity will ensure future growth. Further, it will enable the company to adapt to the changing competitive environment brought about by the convergence of broadcasting and telecommunications.

3. Merger Effect

The merger will establish J:COM West, with 842,000 total subscribing housholds[1] and about 3.28 million serviceable households or "homes passed"[1], as Japan's largest cable system operator and dramatically increase its regional media presence in the area. It is hoped that brand recognition of the entire J:COM group will increase.

Integration of the areas' J:COM systems into J:COM West will promote management efficiency and further strengthening the groups' financial position by back-office consolidation, while sharing human resources and effective sales and promotion techniques. Further, the merger will generate economies of scale, creating new opportunities for the advertising media services business, promoting the development of flexible marketing and business in the Kansai region. The new entity with fifteen systems[2] will strengthen strategic planning, enabling higher quality services to further improve responsiveness to regional needs, thereby improving customer satisfaction levels as a community service provider.

Notes:
[1]As of September 30, 2007
[2]The 15 systems are J:COM Takarazuka-Kawanishi, J:COM Kawachi, J:COM Rinku, J:COM Sakai, J:COM Izumi-Izumiotsu, J:COM Osaka, J:COM Minami Osaka, J:COM Wakayama, J:COM Hokusetsu, Osaka Central, Cable West Takatsuki, Cable West Toyonaka, Cable West Suita, Cable West Higashi-Osaka and Cable West Kitakawachi

4. Profile of Merging Companies (as of September 30, 2007)

Company name	J:COM Kansai Co., Ltd. (remaining entity)	Cable West Inc.	Hokusetsu Cable Net Co., Ltd.
Business operations	Cable television service Telephony services Internet connection services		
Service areas	Hyogo: Takarazuka, Kawanishi, Inagawa, Sanda Osaka: Osaka (Abeno, Sumiyoshi, Higashisumiyoshi, Ikuno, Hirano, Tennoji); Matsubara, Fujiidera, Yao, Kashiwara, Habikino, Kaizuka, Kumatori, Izumisano, Tajiri, Sennan, Hannan, Misaki, Sakai, Izumi, Izumiotsu, Osakasayama, Kawachinagano, Tondabayashi Wakayama: Wakayama, Kainan, Kinokawa (Kishigawa), Iwade	Osaka: Osaka (Asahi, Kita, Joto, Chuo, Tsurumi, Higashinari, Higashiyodogawa, Miyakojima, Yodogawa); Suita, Toyonaka, Ikeda, Takatsuki, Shimamoto, HigashiOsaka, Moriguchi, Kadoma, Daito, Shijonawate, Katano, Neyagawa	Osaka: Minoh, Ibaraki, Settsu
Date of establishment	February 3rd, 1997	October 5th, 2000	April 16th, 1996
Headquarters	Tanimachi 2-3-12, Chuoku, Osaka		Aoshinke 2-2-38, Minoh, Osaka
Representative	Hiroto Harada President & Representative	Masayuki Matsumoto President & Representative	Shinji Ihana President & Representative

	Director	Director	Director
Capital	15,500 million yen	5,700 million yen	2,000 million yen
Fiscal year-end	December 31st		
Ownership	84.24%	96.58%	100%

Reference Material: J:COM Group Companies' Service Area in the Kansai Region


Kyoto
Kyoto Cable Communications
(from end of November 2007)
Hyogo
Osaka
Cablenet Kobe Ashiya
J:COM West
Established January 1st, 2008
Wakayama

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 21 managed franchises (as of September 30, 2007) operating at the local level serving approximately 2.73 million subscribing households (as of September 30, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.9 million (of which Cable West Inc. has approximately 1.4 million as of September 30, 2007). Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

October 26, 2007
FOR IMMEDIATE RELEASE

J:COM TO LAUNCH CHANNEL GINGA

Broadcasting to commence in April 2008

Tokyo, Japan—Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the Japanese leading provider of cable entertainment and telecommunication products, will launch a new channel, *Channel Ginga*[1], on nationwide cable television networks and on e2 by SKY PerfecTV![2], a satellite broadcast service.

In recent years, demand has been growing for high-quality programming. In particular, there are only a few channels targeting the approximately seven million strong baby-boomer generation, which is expected to start watching more TV over the next few years upon retiring from work.

Channel Ginga represents a new concept in servicing this demographic and will provide a superior viewing experience with a lineup of high quality programming. It will feature documentaries, travelogue, history, art, historical and TV drama series, offering entertainment from every genre and broadcasting 24 hours-a-day in high definition. One-third of programming will be drawn from NHK archives, including major documentaries, epic dramas, and nostalgic entertainment shows. The content will be balanced between the best of domestic terrestrial TV productions and content from the BBC and the three major US terrestrial networks. In addition, *Channel Ginga* will be developing new content, including an original moderated program introducing the best of TV, as well as intellectual entertainment.

"J:COM will take the lead in financing more than 70% of the capital of the new firm, the remainder being drawn from leading cable television operators and content providers." said Tomoyuki Moriizumi, President & CEO of Jupiter Telecommunications. He added that "with this launch, we aim to enhance customer satisfaction, promote new subscriber acquisition and stimulate the multi-channel market," commenting on the new company's planned capital structure.

Going forward, J:COM expects to satisfy the needs of even more viewers by strengthening its channel content with fresh programming.

[1]Ginga means "Galaxy" in Japanese

[2] e2 by SKY PerfecTV! is operated by SKY Perfect Communications Inc. from a communications satellite at 110 degrees east longitude. It broadcasts high definition programming in genres such as sports, Japanese and Western movies, Japanese and overseas TV drama series, stage performances, documentaries and anime.

Company Outline: *Channel Ginga*

Company Name	Channel Ginga
Establishment Date	November 2007 Broadcasting to commence in April 2008 (tentative)
Capital	200 million yen
Capital Reserves	200 million yen
Anticipated shareholders	Jupiter Telecommunications Co., Ltd. Japan Cablenet Limited its communications Inc. Tokai Digital Network Inc. Vic Tokai Corporation Starcat Cable Network Co., Ltd. Kintetsu Cable Network Co.,Ltd. Japan Digital Serve Corporation Tohokushinsha Film Corporation Media International Corporation Others
Channel Logo	

<u>About Jupiter Telecommunications Co.,Ltd.</u>

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator (MSO) and multiple channel operator (MCO or Jupiter TV Company). J:COM provides cable television, high-speed Internet access, telephony, and mobile services to customers through 21 managed franchises (as of September 30, 2007) operating at the local level, serving approximately 2.73 million subscribing households (as of September 30, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.9 million (of which Cable West Inc., has approximately 1.4 million as of September 30, 2007). Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 16 premium channels, which are provided to CATV, satellite, and telecom operators. J:COM's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

October 26, 2007

Gentlemen,

Company Name: Jupiter Telecommunications Co., Ltd.
(JASDAQ Code : 4817)
Representative Director/President: Tomoyuki Moriizumi
For inquiries: Koji Kobayashi, GM, IR Dept.
Phone: 03-6765-8157

Notice of Change of Trade Name of a Subsidiary

We hereby announce that the board of directors of our consolidated subsidiaries, J-COM Kansai Co., Ltd., Cable West Inc. and Hokusetsu Cable Net Co., Ltd. resolved today to merge the three companies, with effect from January 1, 2008, with J-COM Kansai Co., Ltd., as the surviving entity, and to change the trade name of the surviving company.

1. New trade name : [JCOM West Co., Ltd.] (abbreviated name J:COM West)

2. Date of the change : January 1, 2008

3. Reason for the change :

The J:COM group, as part of our strategy for sustained growth, conducts periodic group restructurings in order to strengthen the competitiveness of our group and to improve our business results. As part of such plan and with the aim of better responding to changes in the market as part of our localization strategy, and also with the objective of consolidating equipment and to more efficiently use resources to develop a more solid financial base, we have decided to merge the three companies providing cable television services in the Kansai area referenced above.

In accordance with the merger, we will change its trade name to strengthen J:COM's reputation as a cable system operator in the Kansai and enable future business expansion through providing higher quality services to answer the needs of the region as a community service provider.

J:COM

October 25, 2007
FOR IMMEDIATE RELEASE

J:COM TAKES MANAGING STAKE IN KYOTO CABLE COMMUNICATIONS

PLAN WILL BROADEN SERVICE AREA AND TURN KYOTO CABLE INTO CONSOLIDATED SUBSIDIARY

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ: 4817), the largest multiple system operator (MSO) in Japan, announced today the transfer of 39,798 outstanding shares in Kyoto Cable Communications Co., Ltd. (Miyavision, Headquarter: Kyoto) from Fujitsu Limited (FUJITSU, Headquarter: Kanagawa), effective on end of November, 2007. This transfer will make J:COM the largest shareholder in the company, with a 46.64% share of the voting rights. In addition, J:COM will continue to acquire the remaining outstanding Miyavision shares from other shareholders, with the intent to secure majority voting rights as early as end of January, 2008 and turn the company into a consolidated subsidiary. The details of this transaction are outlined below.

1. Purpose of the Share Acquisition

J:COM's growth strategy focuses on proactive investment into cable television service providers. The acquisition of 39,798 outstanding shares of Miyavision from FUJITSU is part of that strategy. Miyavision started in Kyoto city and then expanded into Muko city, Nagaokakyo city, Oyamazaki town, etc. In all, Miyavision accumulated approximately 303,000 serviceable households or "homes passed."

Miyavision's service areas are densely populated and adjacent to J:COM's service areas, enabling various potential synergies in terms of business strategy. It is anticipated that J:COM's strength in sales, strong products, customer support, and other group assets will double Miyavision's current multi-channel subscriber rate, which has been stuck at about 10%. Furthermore, this capital investment is expected to substantially increase subscriber numbers, while minimizing future investment needs, due to the area having the broadband network fully upgraded.

J:COM has been developing services in the Osaka, Hyogo, and Wakayama prefectural areas. Now, for the first time, J:COM will expand its service area into the Kyoto prefectural area. Kyoto is a popular international tourist destination, with traditional and historical attractions, such as manifold shrines and temples, important cultural assets, as well as its natural beauty displayed during all four seasons. J:COM will utilize these varied attractive subjects and its know-how for regional information programs and community channels to contribute further to strengthening content.

2. Company Profile – Miyavision

(1) Company Name	Kyoto Cable Communications Co., Ltd.
(2) Business Overview	Cable Television Services, Telecommunication Services, etc.
(3) Establishment Date	October 1, 1984
(4) Headquarter	12-9 Uzumasa Horigauchi-cho, Ukyo-ku, Kyoto
(5) Representative	President & Representative Director Takemichi Matsuno
(6) Capital	4,267 million yen
(7) Number of Employees	68 (by October 1, 2007)
(8) Major Shareholders (ownership percentage)	Fujitsu Limited (46.64%), OMRON Corporation (14.27%), Toray Industries, Inc. (7.03%), KYOCERA Corporation (6.35%), ITX Corporation (4.45%), others (22.65%)
(9) Total Outstanding Shares	85,336
(10) Fiscal Year	March

(11) Business performance trends for most recent fiscal year

* Millions in yen; rounded-down

	Year Ending March 2006	Year Ending March 2007
Revenue	2,176	2,443
Operating Income	▲168	18
Ordinary Income	▲184	12
Net Income	▲186	11
Total Assets	3,363	3,340
Capital Stock	412	423

3. Seller

(1) Company Name	Fujitsu Limited
(2) Representative	President & Representative Director Hiroaki Kurokawa
(3) Headquarter	4-1-1 Kamiodanaka Nakahara-ku, Kawasaki City, Kanagawa

4. Details and Date of Transfer

(1) Content	Acquisition of 39,798 shares (46.64% of the total outstanding shares) from the current majority shareholder Fujitsu Limited.
(2) Transfer Date	End of November, 2007 (tentative)

5. Pre- and Post-Transfer Overview of Total Acquired Shares and Voting Rights

	Pre-Transfer	Post-Transfer
Voting Rights Owned (Shares Held)	0 0	39,798 39,798
Total Voting Rights (Total Outstanding Shares)	85,336 85,336	85,336 85,336
Percentage of Total Voting Rights (Percentage of Total Outstanding Shares)	0% 0%	46.64% 46.64%

6. Effect on Business Results

The transfer is expected to have a minor effect on this period's business performance.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator (MSO) and multiple channel operator (MCO or Jupiter TV Company). J:COM provides cable television, high-speed Internet access, telephony, and mobile services to customers through 21 managed franchises (as of September 30, 2007) operating at the local level, serving approximately 2.73 million subscribing households (as of September 30, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.9 million (of which Cable West Inc., has approximately 1.4 million as of September 30, 2007). Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 16 premium channels, which are provided to CATV, satellite, and telecom operators. J:COM's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

October 17, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES SEPTEMBER 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of September 30, 2007 served by J:COM's 21 managed franchises reached approximately 2.73 million, up 477,500, or 21.2% since September 30, 2006. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached approximately 4.79 million, up 825,700 or 20.8% since September 30, 2006. The bundle ratio (average number of services received per subscribing household) including Cable West Inc. remained unchanged at 1.76; however, excluding Cable West Inc., the bundle ratio increased to 1.80 as of September 30, 2007 from 1.76 since September 30, 2006. The cable television digital migration rate as of September 30, 2007 increased to 63% from 47% as of September 30, 2006.

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: (*Rounded to the nearest hundred*)

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of September 30, 2007	2,246,200 Digital: 1,414,300	1,224,400	1,316,700	4,787,300	2,727,500
As of September 30, 2006	1,864,700	992,600	1,104,300	3,961,600	2,250,000
Net year-over-year increase	381,500	231,800	212,400	825,700	477,500
Net increase as percentage	20.5%	23.4%	19.2%	20.8%	21.2%

Results for J:COM's consolidated subsidiaries are noted below:
Total consolidated subsidiaries: 20 franchises; 40 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of September 30, 2007	2,159,700 Digital: 1,365,400	1,182,000	1,259,900	4,601,600	2,615,300
As of September 30, 2006	1,778,000	953,100	1,052,600	3,783,700	2,141,400
Net year-over-year increase	381,700	228,900	207,300	817,900	473,900
Net increase as percentage	21.5%	24.0%	19.7%	21.6%	22.1%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 21 managed franchises (as of September 30, 2007) operating at the local level serving approximately 2.73 million subscribing households (as of September 30, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.9 million (of which Cable West Inc. has approximately 1.4 million as of September 30, 2007). Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

October 3, 2007
FOR IMMEDIATE RELEASE

Jupiter Entertainment and Jupiter VOD Announce Merger

TOKYO, Japan - Jupiter Entertainment Co., Ltd. (President: Hiroyuki Nakatani; Headquarters: Tokyo), and Jupiter VOD Co., Ltd. (President: Toru Araki; Headquarters: Tokyo), are pleased to announce that the two companies will merge on or about November 1, 2007.

Jupiter Entertainment operates the Movie Plus channel, which boasts the largest number of movie channel subscribers in Japan, and LaLa TV, which broadcasts popular programs for women and other foreign TV drama series including U.S., Korean, as well as cooking and travel shows. Jupiter Entertainment provides these two channels to cable companies, Sky PerfecTV! and IP multicast broadcasters.

Jupiter VOD, a provider of VOD contents for CATV systems, offers Japanese and foreign movies, TV drama series, and animation programs to Jupiter Telecommunications Co., Ltd. (J:COM, President and CEO: Tomoyuki Moriizumi; Headquarters: Tokyo), the largest multiple-system operator in Japan.

The merger of these two companies will create synergy in content acquisition, programming, and marketing activities within the organization. The merger will also improve Jupiter Entertainment's business efficiencies and enable the company to further expand its business operations by enhancing its content lineup.

1. Merger Outline

(1) Merger Date: November 1, 2007 (tentative)

(2) Merger Method: Jupiter Entertainment to remain as the surviving entity

(3) Post-Merger Company Organization:

Company Name:	Jupiter Entertainment Co., Ltd.
Company Headquarters:	Shiroyama Trust Tower 12F 4-3-1 Toranomon , Minato-ku, Tokyo, Japan
Capital:	1,788 million yen

2. Merger Objective

(1) Strengthen coordination of content acquisition and programming.

(2) Strengthen coordination of marketing activities.

(3) Effectively utilize original contents.

About Jupiter Entertainment Co.,Ltd.

Jupiter Entertainment Co., Ltd., a subsidiary of Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ stock exchange code No. 4817), operates the movie channel Movie Plus and the women lifestyle channel LaLa TV and provides these two channels to cable companies, Sky PerfecTV! and IP multicast broadcasters.

About Jupiter VOD Co.,Ltd.

Jupiter VOD Co., Ltd., subsidiary of Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ stock exchange code No. 4817), is a VOD contents providing company for cable TV broadcasting service. Jupiter VOD launched service on J:COM On Demand in January 2005, providing a wide-ranging contents lineup covering foreign and domestic movies, dramas, animations, etc. under the agreements concluded with Hollywood major studios, key film distribution companies and production companies in Japan.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

September 14, 2007

FOR IMMEDIATE RELEASE

J:COM and Dentsu Announce Joint Development of New Advertising Media and Techniques

— Dentsu to Acquire Equity Stake in Jupiter Visual Communications —

Jupiter Telecommunications Co., Ltd. (hereafter J:COM; President and CEO: Tomoyuki Moriizumi; Headquarters: Tokyo: Capital:116.5 billion yen) and Dentsu Inc. (President & COO: Tatsuyoshi Takashima; Head Office: Tokyo; Capital: 58,967.1 million yen) announced today that Dentsu will acquire an equity stake in J:COM's consolidated subsidiary Jupiter Visual Communications Co., Ltd. (hereafter J-VC; President: Tatsuya Suzuki; Headquarters: Tokyo; Capital: 300 million yen), and that they are taking this opportunity to embark on joint development of new advertising media and advertising techniques.

At present, J:COM is aiming to diversify its revenue sources, and as a part of its efforts, is pursuing a strategy of aggressively expanding its advertising media business. A core part of this strategy will involve collaborating with the Dentsu Group in the development of new advertising media and techniques. With Dentsu's expertise in the advertising field and its broad client base, and with J:COM's strategic strengths in the video communications field that include its interactive, cumulative video-on-demand (VOD) media, "J:COM On Demand," and its community channel with a potential audience of approximately 6.6 million households, the two partners will integrate their expertise with the aim to create new advertising business models.

In July this year, with the objective of bolstering its advertising media business, J:COM acquired J-VC from Recruit Co., Ltd. Meanwhile, Dentsu has a long-standing relationship with J-VC through

its work in developing an advertising media business related to the ActOn TV channel, a lifestyle-themed channel for mature audiences operated by J-VC. On this occasion, as the first step in jointly developing new advertising media and techniques, Dentsu will take an equity stake in J-VC, J:COM's consolidated subsidiary, and Dentsu and J:COM plan to work together closely to further reinforce J-VC's operations and use this platform as the basis for pursuing a wide range of new business development opportunities.

In the future, J:COM and Dentsu plan to leverage their respective strengths to develop new advertising media and techniques. In doing so, they hope to unleash new potential for the satellite-media advertising market.

(1) Outline of the Share Transfer Agreement

J:COM will transfer 600 outstanding shares it holds in Jupiter Visual Communications Co., Ltd., to Dentsu

Shareholding ratio after the share transfer:

J:COM	70.02%
Dentsu	10.00%
Recruit	19.98%

(2) Time Schedule

September 13, 2007	Conclusion of the share transfer agreement
September 25, 2007	Share transfer (tentative date)

Profile of J-VC

Company Name:	Jupiter Visual Communications Co., Ltd.
President:	Tatsuya Suzuki
Location:	6-9-4, Shimbashi, Minato-ku, Tokyo, Japan
Capital:	300 million yen
Date of Establishment:	April 1, 1983
Principal Businesses:	(1) Planning and operation of ActOn TV (lifestyle channel for mature audiences)
	(2) Provision of sales promotion solutions using video communications
Number of Employees:	18 (As of September 1, 2007)

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 21 managed franchises (as of August 31, 2007) operating at the local level serving approximately 2.72 million subscribing households (as of August 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.89 million (of which Cable West Inc. has approximately 1.4 million as of August 31, 2007). Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

September 13, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES AUGUST 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of August 31, 2007 served by J:COM's 21 managed franchises reached approximately 2.72 million, up 478,100, or 21.4% since August 31, 2006. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 4.75 million, up 822,000 or 20.9% since August 31, 2006. The bundle ratio (average number of services received per subscribing household) is 1.75 as of August 31, 2007 compared to 1.76 as of August 31, 2006, including Cable West Inc.*1 The ratio excluding Cable West Inc. increased to 1.79 as of August 31, 2007 from 1.76 since August 31, 2006. The cable television digital migration rate as of August 31, 2007 increased to 62% from 46% as of August 31, 2006. Details are provided in the table below:

*1 Since December 2006, J:COM subscriber figures include Cable West Inc. systems subscribers. Cable West Inc. six subsidiary systems were moved two systems at a time onto the J:COM subscriber management system in March, June and August 2007. The impact of the newly integrated two systems in August resulted in a decrease of 3,500 total subscribing households and a decrease of 2,600 RGUs (CATV: 2,100, High-speed Internet access: 400, Telephony: 100) as compared to the previous method.

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of August 31, 2007	2,237,900 Digital: 1,380,800	1,215,700	1,300,900	4,754,500	2,717,300
As of August 31, 2006	1,858,500	984,800	1,089,200	3,932,500	2,239,200
Net year-over-year increase	379,400	230,900	211,700	822,000	478,100
Net increase as percentage	20.4%	23.4%	19.4%	20.9%	21.4%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 20 franchises; 40 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of August 31, 2007	2,151,400 Digital: 1,333,000	1,173,500	1,244,400	4,569,300	2,605,400
As of August 31, 2006	1,771,900	945,700	1,038,000	3,755,600	2,131,000
Net year-over-year increase	379,500	227,800	206,400	813,700	474,400
Net increase as percentage	21.4%	24.1%	19.9%	21.7%	22.3%

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J:COM

JASDAQ

News Release

August 28, 2007
FOR IMMEDIATE RELEASE

J:COM MERGES WITH JUPITER TV

J:COM Announces Organizational and Personnel Changes

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan, will merge with Jupiter TV Co., Ltd., the largest multiple channel operator in Japan, on September 1, 2007. With this merger, J:COM will implement the following organizational and personnel changes.

The merger will enable J:COM to further develop its content creation and distribution businesses to provide viewers with the programs they require and create consistent services. Moreover, the merger will add value to the whole group by enabling J:COM to further strengthen its position in the multiple pay channel broadcasting market and expand its business.

Post-Merger Reorganization Summary

Group Reorganization by Companies

Two new internal companies will be created. J:COM Company, responsible for overall Cable TV operation management, and Jupiter TV Company, in charge of program supplying business. The introduction of a system of companies will increase transparency of operational responsibility and create highly independent entities.

Creation of Group Strategy Unit

The establishment of a Group Strategy Unit will enable Jupiter Telecommunications to develop flexible and effective group-wide strategic planning and pursue group-wide synergies. Units will be restructured into Group Strategy Unit, Corporate Planning & Strategy Unit and Human Resources & Administration, each responsible for its divisions.

Personnel Changes

1. Directors, Company Presidents and Officers

Tomoyuki Moriizumi

New Position:	Representative Director, President & CEO
Previous Position:	Representative Director, President & CEO , GM, Corporate Planning & Strategy Unit

Mineo Fukuda

New Position:	Representative Director, EVP & COO President, GM, Marketing & Media Business Division, GM, Service Strategy Division and GM, Customer Relations Division (J:COM Company)
Previous Position:	Representative Director, EVP & COO GM, Operations Group, GM, Customer Relations Unit, GM, Marketing & Sales Strategy Division and GM, Customer Relations Division

Mark Luiz

New Position: Managing Director and Co-President (Jupiter TV Company)

Previous Position: Representative Director and EVP, Jupiter TV Co., Ltd.

Shunzo Yamaguchi

New Position: Director

Vice President and GM, Engineering Division (J:COM Company)

President, J:COM Technology Co., Ltd.

Previous Position: Director

GM, Engineering & AIT Unit, GM, Engineering Division

President, J:COM Technology Co., Ltd.

Toru Kato

New Position: Director, GM, Group Strategy Unit and GM , Group Strategy Department

Previous Position: Director, GM, Service Strategy Unit and GM, Service Strategy Division

Masayuki Matsumoto

New Position: Director

GM, Kansai Business Strategy Division (J:COM Company)

President, Cable West Inc.

Previous Position: Director

GM, Kansai Business Strategy Division, Operation Group

President, Cable West Inc.

Tomoya Aoki

New Position: CFO, GM, Corporate Planning & Strategy Unit, GM, Corporate Planning & Strategy Division and GM, Finance & Accounting Division

Previous Position: CFO, GM, Finance & Accounting Unit

Hiroyuki Nakatani

New Position: Co-President and GM, Marketing Division (Jupiter TV Company)

President, Jupiter Entertainment Co.,Ltd.

Previous Position: Representative Director, President, GM , Corporate Planning Division and GM, Marketing Division, Jupiter TV Co., Ltd.

2. GMs of Divisions and Deputy GMs of Divisions

Sosuke Okada

New Position: GM, AIT Division and GM, AIT Planning Department, Corporate Planning & Strategy Unit

Previous Position: GM , AIT Division and GM, AIT planning Department, Engineering & AIT Unit

Kerry Friend

New Position: Deputy GM, Finance & Accounting Division, Corporate Planning & Strategy Unit

Previous Position: Corporate Officer, Finance and Accounting, Jupiter TV Co., Ltd.

Ken Sasaki

New Position: GM, Company Strategy Division and GM, Planning & Administration Department (J:COM Company)

Previous Position: GM, Corporate Planning & Strategy Division and GM, Corporate Planning Department

Susumu Takahashi

New Position: GM, Tokyo Business Strategy Division (J:COM Company)

President, J:COM Tokyo Co., Ltd.

Previous Position: President, J:COM Tokyo Co., Ltd.

Yuji Koga
New Position: GM, Kanto Business Strategy Division (J:COM Company)
President, J:COM Kanto Co., Ltd.
Previous Position: Adviser to GM, Operations Group
President, J:COM Kanto Co., Ltd.

Kiyotaka Taira
New Position: GM, Sales Division (Jupiter TV Company)
Previous Position: Corporate Officer and GM, Affiliate Sales Division, Jupiter TV Co., Ltd.

Reorganization

Before **After**



Corporate Planning & Strategy Unit
Finance & Accounting Unit
Human Resources & Administration Unit
Operations Group
Service Strategy Unit
Customer Relations Unit
Engineering & AIT Unit
Group Strategy Unit
Newly Established
Corporate Planning & Strategy Unit
Human Resources & Administration Unit
J:COM Company
Newly Established
Jupiter TV Company
Newly Established

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 2.71 million subscribing households (as of July 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 23 managed franchises (as of July 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.88 million (of which Cable West group has approximately 1.4 million as of July 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

August 24, 2007

Jupiter Telecommunications, Co., Ltd.

Jupiter VOD Co., Ltd.

HBO, the Most Successful Premium Television Network in the US, Enters Japanese Market through J:COM On Demand Service

~ Golden Globe and Emmy Award Winning Original Programming Becomes Available in October Featuring High Definition Video ~

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM, Minato-ku, Tokyo, President and CEO: Tomoyuki Moriizumi), the largest multiple cable TV systems operator in Japan, and Home Box Office announced today plans to offer HBO programming on the "J:COM On Demand," service starting on October 1st, 2007. The new license agreement between Jupiter VOD Co., Ltd. (Meguro-ku, Tokyo, President: Toru Araki), VOD content provider for CATV systems, and HBO, Time Warner Inc.'s premium television programming subsidiary, will bring HBO's acclaimed programming to Japanese audiences in high definition via the VOD service.

"We are sincerely grateful to be working with one of the most powerful US cable TV networks as HBO kicks off their business in Japan through our VOD service. HBO programs, such as 'The Sopranos,' are well known and in high demand throughout Japan. We look forward to a positive penetration effect on the J:COM On Demand service by providing HBO's high quality programs" said Toru Kato, Director and Service Strategy Unit Officer of J:COM.

"The J:COM service provides a perfect opportunity for HBO to bring our renowned programming to Japanese audiences," said Stanley Fertig, senior vice president, HBO International. "We are confident that J:COM viewers will respond to HBO's series with the same passion and enthusiasm as audiences throughout the rest of the world."

Launched in 1972, HBO is the oldest, largest and most successful pay television network in the United States, whether measured by awards, critical acclaim, subscribers, profitability or viewers. Offering original productions including movies and miniseries such as "Band of Brothers," drama series such as "Six Feet Under" and comedy series such as "Sex and the

City," HBO has garnered numerous Golden Globe Awards and the most Emmy nominations of any television network in the US for seven years in a row.

J:COM On Demand will offer four HBO original programs each month, with 80 episodes available at any given time, many of which will be presented in high definition video. The programming line-up will provide consumers with the freedom to enjoy HBO shows whenever they want, offering new seasons of the series each month.

Included among the programs available at launch will be the HBO series "Big Love," which will make its Japanese debut on the J:COM On Demand service. The Tom Hanks executive produced drama series starring Bill Paxton, follows the lives of a polygamist, his three wives and their families. In addition, J:COM On Demand will also offer "The Sopranos," HBO's most critically acclaimed drama series, which provides an inside glimpse into the daily life of a modern-day mob boss, "Entourage," a half-hour comedy series about four longtime friends who share the highs and lows of life in the fast lane of Hollywood and "From the Earth to the Moon," a 12-part miniseries exploring the Apollo space mission.

By enhancing cooperation between both companies, J:COM and Jupiter VOD will endeavor to enrich its program lineup and provide customers with a high quality service.

J:COM

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 2.71 million subscribing households (as of July 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 21 managed franchises (as of August 1, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.88 million (of which Cable West group has approximately 1.4 million as of July 30, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

Jupiter VOD Co., Ltd. http://www.jvod.co.jp/

Jupiter VOD Co., Ltd. is a VOD contents providing company for cable TV broadcasting service jointly established by Jupiter Telecommunications Co., Ltd. and Jupiter TV Co., Ltd., a multiple-channel operator providing contents to cable TV systems and digital satellite broadcasting service (CS). Jupiter VOD launched service on J:COM On Demand in January 2005, providing a wide-ranging contents lineup covering foreign and domestic movies, dramas, animations, etc. under the agreements concluded with Hollywood major studios, key film distribution companies and production companies in Japan.

About HBO

Home Box Office, Inc. is the premium television programming subsidiary of Time Warner Inc., providing two 24-hour pay television services – HBO and Cinemax – to over 40 million U.S. subscribers. The services offer the most popular subscription video on demand products, HBO On Demand and Cinemax On Demand, as well as multiplex channels and HD feeds. Internationally, HBO's branded television networks along with the subscription video on demand products HBO On Demand and HBO Mobile, bring HBO services to over 50 countries. HBO programming is sold into over 150 countries worldwide.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

END